November 13, 2020


              VIA E-MAIL

              Darin Smith, Esq.
              Lead Director and Associate General Counsel
              Equitable Financial Life Insurance Company of America 1290 Avenue of the Americas
              New York, NY 10104

              Re:            Equitable America Variable Account 70A of
Equitable Financial Life Insurance Co. of
                             America
                             Initial Registration Statement on Form N-4
(Retirement Cornerstone Series 19)
                             File Nos. 333-248907; 811-23609

                             Equitable America Variable Account 70A of
Equitable Financial Life Insurance Co. of
                             America
                             Initial Registration Statements on Form N-4
(Retirement Cornerstone Series 19 Series E)
                             File Nos. 333-248908; 811-23609

              Dear Mr. Smith:

                       On September 18, 2020, you filed the above-referenced initial registration statements on
              Form N-4 on behalf of Equitable Financial Life Insurance Company of America (the
                 Company   ) and its separate account. Based on the Company   s
representations in the letters
              accompanying the registration statements, we have given the registration statements a selective review. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1 Comments apply to both registration statements unless otherwise indicated.

              General

                      1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
                         effective amendment to each registration statement. We
may have further comments
                         when you supply the omitted information.




              1
                Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page number references are to the Retirement Cornerstone Series 19 registration statement.



     Darin Smith, Esq.
    November 13, 2020
    Page 2 of 4

    PROSPECTUS

    Definitions of Key Terms (pages 6-9)

       2. (Retirement Cornerstone Series 19 Only) Please provide a definition
for    Guaranteed
          benefits.

       3. (Retirement Cornerstone Series 19 Series E Only) Consistent with other changes in the
          prospectus, please remove the references to the    Greater of
death benefit in the
             Guaranteed benefits    definition.

    How to Reach Us (pages 11-12)

       4. (Retirement Cornerstone Series 19 Series E Only) When listing the types of communications that must be on specific Company forms, consistent with other changes in the prospectus, please remove the reference to the GMDB Roll-up benefit base in number 9.

    Retirement Cornerstone Series at a Glance - Key Features - Your Right to Cancel (page 18)

       5. Please briefly describe the amount to be refunded upon cancellation of the contract.

    Fee Table (pages 18-21)

       6. In accordance with plain English principles, please ensure that each footnote to the fee table is on the same page as the text to which it relates.

       7. Please clarify in footnote 2 that the withdrawal charge percentage is measured based on the number of years since receipt of the contribution to which the charge relates. To
          avoid confusion, please remove references to    contract year    when
describing how the
          withdrawal charge is calculated. Please make corresponding revisions to the withdrawal charge discussion beginning on page 88 of the prospectus.

       8. In the narrative preceding the range of Total Annual Portfolio Operating Expenses, please make clear that such expenses are shown for the period ending December 31, 2019.

       9. In the expense examples, please clarify in the headings which example reflects if an owner annuitizes the contract at the end of the applicable time period. See Item 3 of
          Form N-4.

    Guaranteed Interest Option (page 39)

       10. Please disclose the lifetime minimum rate and minimum yearly rate for the guaranteed interest option.
     Darin Smith, Esq.
    November 13, 2020
    Page 3 of 4

    How Withdrawals Affect Your Guaranteed Benefits (pages 64-65)

        11. When describing how withdrawals affect the GMIB benefit base, please state that the portion of a withdrawal in excess of the Annual withdrawal amount, i.e., an Excess withdrawal, will always reduce the GMIB benefit base on a pro rata basis. Please also disclose that this means that once a withdrawal is taken that causes the sum of the withdrawals from the Protected Benefit account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from the Protected Benefit account in that contract year will reduce the GMIB benefit base on a pro rata basis.

    About Equitable America Variable Account 70A (   Separate Account 70A   )
(page 115)

        12. Please provide the date of organization of the separate account per
Item 5(b)(i) of Form
            N-4.

        13. Please state that income, gains, and losses, whether or not realized, for assets allocated to the separate account, are, in accordance with the annuity contract, credited to or charged against the separate account without regard to other income, gains, or losses of the
            Company. Item 5(b)(ii)(A) of Form N-4.

    About the General Account (page 116)

        14. Please remove the disclosure in the last paragraph stating that the Company has been advised that the staff of the SEC has not reviewed the portions of the prospectus that relate to the general account.

        15. Please revise the last sentence of this section to state that disclosure relating to the general account is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    Appendix IV

        16. Consistent with other changes in the prospectus, please remove the reference to the
               Greater of    death benefit in the first paragraph on page 1 of
the appendix.

    PART C

        17. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the Securities Act of 1933.

                                                 ********
            Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change
     Darin Smith, Esq.
    November 13, 2020
    Page 4 of 4

    will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

            Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.


Sincerely,

                                                                          /s/
Elisabeth Bentzinger


Elisabeth Bentzinger

Senior Counsel


    cc: Andrea Ottomanelli Magovern
        Sally Samuel